SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

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CNH GLOBAL N.V.

Form 6-K for the month of June 2008

List of Exhibits:

1.	News Release entitled, “Big Sale of Agricultural Equipment for Case IH in Kazakhstan”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

June 19, 2008

Press Release

June 2008

Contact:

Stefano Ferro

stefano.ferro@cnh.com

+39 3346340138

Big Sale of Agricultural Equipment for Case IH in Kazakhstan

LUGANO, Switzerland – (June 18, 2008)—Case IH, a leading brand in the agricultural equipment business of CNH (NYSE:CNH) and Fiat Group (FIA.MI), recently delivered a considerable amount of agricultural equipment units in Kazakhstan, including 340 Case IH products to support broad wheat seeding operations for the season.

The brand furnished 100 units of Case IH Steiger 435 tractors (435 horsepower), which brings 50 years of experience and leadership in four wheel drive tractor technology. The series includes five powerful, reliable and productive models from 335 to 535 hp which are produced in the U.S. at the Fargo, North Dakota plant.

The other models sold include 100 units of Case IH ATX400 air hoe drills and 100 units of Case IH Air cart for drills produced in the Saskastoon plant in Canada. Case IH ATX Series air hoe drills deliver more uniform, better-yielding plant stands, resulting in fast, uniform seedling emergence. Available with either a tow-between or tow-behind precision air cart, Case IH air hoe drills redefine the standard for quality and reliability, high productivity, ease of transport and seeding accuracy.

To efficiently apply herbicides and fertilizers to agricultural crops Case IH provided 40 units of SPX4420 self-propelled Patriot® sprayers with boom of 100 feet (30 metres) in length. Patriot® sprayers, produced in Benson, Minnesota, USA, are available in four models with horsepower ranging in the 150, 185, 200 and 280 range and booms up to 120-feet (40 metres) long. The optional exclusive AIM Command™ Spray System is available and allows the operator to manage droplet size by varying pressure independent of speed or flow.

The units have been delivered in time for the wheat seeding season, through the Case IH distributor IP Consult International Ltd., to AIC Invest, one of largest crop farmers in the world and a very significant grain trader situated north of Kazakhstan, which is bordered by Russia, Kyrgyzstan, Turkmenistan, Uzbekistan and China.

The shipment operations were particularly complex given the high volumes and the huge dimensions of these machines. From North America, where the equipment for Kazakhstan was manufactured, units were loaded and unloaded on trains, cargos, trucks covering a total distance of more than 11,000 kilometres.

Case IH has a long and productive relationship with AIC Invest, which goes back 10 years to when the supply of Case IH air seeders to Kazakhstan was in its very early days.

“Case IH is a strong player in the Kazakhstan market, being one of the leaders in all the product segments, and is constantly increasing its performances as a result of its CNH worldwide resources and as a result of the reliability and power associated to the brand,” said Franco Fusignani, CNH International CEO. “Kazakhstan, which is ranked as the ninth largest country and the seventh largest producer of wheat in the world, has a promising growth potential with more than 220 million hectares of agricultural land, and we are willing to support the business with our products. In 2007 Case IH doubled its sales compared to 2006; and this last outstanding sale is alone a significant step to consolidate Case IH position and to serve always better our customers.”

Case IH

Case IH is the professionals’ choice, drawing on more than 160 years of heritage and experience in the agricultural industry. A powerful range of tractors, combines and balers supported by a global network of highly professional dealers dedicated to providing our customers with the superior support and performance solutions to be productive and effective in the 21st century. More information on Case IH products and services can be found online at www.caseih.com. Case IH is a brand of CNH (NYSE:CNH), a majority-owned subsidiary of Fiat Group (FIA:MI).

For photos and more info please contact stefano.ferro@cnh.com